UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39713

Ozon Holdings PLC

(Exact name of registrant as specified in its charter)

Arch. Makariou III, 2-4

Capital Center, 9th floor

1065, Nicosia

Cyprus

Telephone: +357 22 360 000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one ordinary share with a nominal value of $0.001 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Ozon Holdings PLC (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on November 17, 2020.

The Company’s American Depositary Shares (the “ADSs”), each representing one ordinary share with a nominal value of $0.001 per share (an “Ordinary Share” and the “Ordinary Shares”), commenced trading on The Nasdaq Global Select Market (“Nasdaq”) on November 24, 2020. On February 28, 2022, trading in the Company’s ADSs on Nasdaq was halted (the “Trading Halt”). On March 15, 2023, the Company received a notice from the Listing Qualifications Staff of Nasdaq, which determined to delist the Company’s ADSs from Nasdaq, exercising its discretionary authority under Nasdaq Listing Rule 5101. Nasdaq indicated in the delisting notice that its determination was based on the ongoing geopolitical events and their potential impact on the Company. The Company subsequently submitted a request for a hearing before a Nasdaq Hearings Panel to appeal such determination. The hearing was held on April 27, 2023, and on June 6, 2023 the Nasdaq Hearings Panel issued its written decision, denying the Company’s appeal. On June 21, 2023, the Company requested an appeal of the Nasdaq Hearings Panel decision to the Nasdaq Listing and Hearing Review Council (the “Review Council”). On August 18, 2023, the Company received the decision of the Review Council, which affirmed the decision of the Nasdaq Hearings Panel. Accordingly, following this decision, the Company undertook a delisting process, filed a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) under Exchange Act Rule 12d2-2(c) on October 30, 2023, and the Company’s ADSs were delisted from Nasdaq with effect from November 9, 2023.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a prospectus for the Company’s 33,000,000 ADSs representing 33,000,000 Ordinary Shares, filed on November 24, 2020 (pursuant to Rule 424(b)(4) under the Securities Act), forming part of the registration statement on Form F-1 (File No. 333-249810) that was first filed with the SEC on November 2, 2020 and became effective on November 23, 2020.

Item 3. Foreign Listing and Primary Trading Market

A. Since the introduction of the Trading Halt, the Moscow Exchange (“MOEX”), in Russia, has become the primary trading market of the Company’s ADSs.

B. The Company’s ADSs were first listed for trading on MOEX on November 24, 2020. The Company has maintained this listing for at least 12 months preceding the filing of this Form 15F.

C. The percentage of trading in ADSs that occurred in Russia for the 12-month period from October 1, 2022 through September 30, 2023 (both dates inclusive) was 100%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from October 1, 2022 through September 30, 2023 (both dates inclusive) (the “preceding 12-months period”).

B. The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) worldwide was 337 114 Ordinary Shares for the preceding 12-month period.

C. The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States (both on-exchange and off-exchange) was nil for the preceding 12-month period.

D. The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Ordinary Shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-months period was nil.

E. The Company’s ADSs were delisted from Nasdaq effective as of November 9, 2023. As of that date, the average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Ordinary Shares (including those represented in the form of ADSs) on a worldwide basis for the 12-month period preceding the delisting date was nil.

F. The Company has not terminated its ADS program with respect to the ADSs and the corresponding deposit agreement is maintained.

G. The Company used Bloomberg L.P., FactSet, Yahoo Finance and the websites of MOEX and Astana International Exchange (“AIX”) as the sources for determining whether it meets the average daily trading volume requirements of Rule 12h-6. The Company analyzed its United States’ share trading relating to its Ordinary Shares and ADSs using Bloomberg L.P., FactSet, Yahoo Finance and analyzed its non-U.S. global share trading relating to its Ordinary Shares and ADSs using websites of MOEX and AIX.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on October 20, 2023. The press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on October 20, 2023.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://ir.ozon.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Ozon Holdings PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Ozon Holdings PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 9, 2023	Ozon Holdings PLC

	By:	/s/ Igor Gerasimov
	Name:	Igor Gerasimov
	Title:	Chief Financial Officer, Executive Member of the Board of Directors